

05040446

STATES
HANGE COMMISSION
, D.C. 20549

VF 3-28-05

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 31508 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Management Advisory, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Street
(No. and Street)

Feasterville (City) PA (State) 19053-7817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mock (215) 322-7670
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph, LLC
(Name – *if individual, state last, first, middle name*)

1427 Chew Street (Address) Allentown (City) PA (State) 18102 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED
MAR 0 2 2005
WASH, D.C. 179 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/30/2005

3/24/05

## OATH OR AFFIRMATION

I, David Mock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Management Advisory, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Susan Leomporra, Notary Public
Lower Southampton Twp., Bucks County
My Commission Expires Nov. 8, 2007
Member, Pennsylvania Association Of Notaries

Signature

Pres.
Title

2/28/05

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS

## INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Money Management Advisory, Inc.:

We have audited the accompanying statement of financial condition of Money Management Advisory, Inc. (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Management Advisory, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Allentown, Pennsylvania
January 31, 2005

**MONEY MANAGEMENT ADVISORY, INC.**

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | |
|---|---|
| CASH | $ 634 |
| COMMISSIONS RECEIVABLE | 92,368 |
| OTHER RECEIVABLES | 14,277 |
| PREPAID EXPENSE | 8,450 |
| PROPERTY AND EQUIPMENT, NET | 18,435 |
| TOTAL | $ 134,164 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| COMMISSIONS PAYABLE | $ 18,915 |
| ACCOUNTS PAYABLE | 18,705 |
| OTHER LIABILITIES | 1,633 |
| NOTE PAYABLE | 475 |
| Total liabilities | 39,728 |
| STOCKHOLDERS' EQUITY | 94,436 |
| TOTAL | $ 134,164 |

See Notes to Financial Statements

**MONEY MANAGEMENT ADVISORY, INC.**

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| REVENUES: | |
| Commissions | $640,966 |
| Total revenues | 640,966 |
| EXPENSES: | |
| Advertising | 7,513 |
| Auto | 16,787 |
| Commission | 276,850 |
| Computer | 5,949 |
| Depreciation | 11,275 |
| Due Dilligence | 850 |
| Dues and subscriptions | 2,420 |
| Education | 9,336 |
| Insurance | 27,791 |
| Interest | 610 |
| Lease | 3,195 |
| Legal and accounting | 15,931 |
| Licenses and fees | 10,409 |
| Maintenance and repairs | 15,342 |
| Office | 7,868 |
| Postage | 8,878 |
| Printing | 5,166 |
| Professional fees | 6,409 |
| Recruiting | 1,033 |
| Rent | 48,000 |
| Salaries - office | 93,510 |
| Settlement | 15,761 |
| Taxes - payroll | 8,107 |
| Taxes - other | 3,407 |
| Telephone | 12,059 |
| Travel and entertainment | 7,029 |
| Utilities | 14,417 |
| Total expenses | 635,902 |
| NET INCOME | $ 5,064 |

See Notes to Financial Statements

**MONEY MANAGEMENT ADVISORY, INC.**

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

| | COMMON STOCK | | | |
|---|---|---|---|---|
| | SHARES (a) | AMOUNT | RETAINED EARNINGS | TOTAL |
| BALANCES, DECEMBER 31, 2003 | 1,400 | $15,100 | $ 98,372 | $ 113,472 |
| NET INCOME | | - | 5,064 | 5,064 |
| DISTRIBUTIONS | | - | (24,100) | (24,100) |
| BALANCES, DECEMBER 31, 2004 | 1,400 | $15,100 | $ 79,336 | $ 94,436 |

(a) Authorized 2,000 shares, no par value.

See Notes to Financial Statements

**MONEY MANAGEMENT ADVISORY, INC.**

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 5,064 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 11,275 |
| Changes in assets and liabilities: | |
| Commissions receivable | (18,628) |
| Other receivables | (8,324) |
| Prepaid expense | (3,415) |
| Commissions payable | 6,736 |
| Accounts payable | 1,619 |
| Other liabilities | (1,888) |
| Total adjustments | (12,625) |
| Net cash used in operating activities | (7,561) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of property and equipment | (2,864) |
| Repayment from officer | 3,752 |
| Net cash provided by investing activities | 888 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Payments on note payable | (199) |
| Distributions to stockholders | (24,100) |
| Net cash used in financing activities | (24,299) |
| NET DECREASE IN CASH | (30,972) |
| CASH, BEGINNING | 31,606 |
| CASH, ENDING | $ 634 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION, | |
| Interest paid | $ 610 |

See Notes to Financial Statements

## 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF OPERATIONS

Money Management Advisory, Inc. (the "Company") operates in the brokerage and investment advisory industry primarily in the Eastern United States and is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and various states. The Company also sells life insurance policies and annuities to individuals primarily in the eastern United States.

### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

### COMMISSIONS RECEIVABLE

Commissions receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon periodic review of individual accounts. Commissions receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

### COMMISSION INCOME AND EXPENSES

Commission income and expenses on securities transactions are recorded on a trade date basis.

### ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expense was $7,513.

### INCOME TAXES

The Company and its stockholders elected to be taxed as a small business corporation for federal and state income tax purposes. Accordingly, no provision has been recorded for federal and state income taxes; as such liabilities are personal liabilities of the Company's stockholders.

## 2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| DESCRIPTION | COST | LESS ACCUMULATED DEPRECIATION | NET |
|---|---|---|---|
| Building improvements | $ 17,546 | $10,416 | $ 7,130 |
| Equipment | 19,364 | 13,954 | 5,410 |
| Furniture and fixtures | 13,467 | 8,702 | 4,765 |
| Vehicles | 27,500 | 26,370 | 1,130 |
| Total | $77,877 | $59,442 | $18,435 |

## 3. COMMISSIONS RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for the Company's customers. The Company is paid commissions by the clearing broker for all transactions executed on behalf of the Company's customers. The Company has commissions receivable from the clearing broker of $92,368.

## 4. NOTE PAYABLE

The Company has a note payable to a bank in monthly installments of $30 including interest at 9.99%, secured by property of the Company and maturing May 2006.

Maturities of the note payable at December 31, 2004 are as follows:

| DECEMBER 31 | |
|---|---|
| 2005 | $328 |
| 2006 | 147 |
| Total | $475 |

## 5. OPERATING LEASES

The Company has various lease agreements for office equipment, with terms from two to four years. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following:

| YEAR ENDING DECEMBER 31: | |
|---|---|
| 2005 | $3,195 |
| 2006 | 2,658 |
| 2007 | 2,658 |
| Total minimum lease payments | $8,511 |

Lease expense was $3,195.

## 6. RELATED PARTY TRANSACTIONS

The Company leases its office facilities from a stockholder. The lease expires on June 30, 2009. The minimum annual rentals are as follows:

| YEAR ENDING DECEMBER 31 | |
|---|---|
| 2005 | $ 50,900 |
| 2006 | 50,900 |
| 2007 | 50,900 |
| 2008 | 50,900 |
| 2009 | 25,450 |
| Total | $229,250 |

Rent can be increased based on the consumer price index at the will of the lessor. Rent expense was $48,000.

## 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $53,274, which was $48,274 in excess of its required net capital of $5,000. The Company's net capital ratio was .746 to 1 at December 31, 2004.

## 8. PENSION PLAN

The Company sponsors a simplified employee pension plan covering substantially all of its employees. Participants are permitted, to make elective deferrals from 1% to 15% of their compensation. The Company, at its discretion, can contribute a percentage of the participant's salary. The Company did not contribute to the plan.

## 9. SETTLEMENT

The Company engaged in a transaction that involved a surrender charge with a client. The client filed a complaint with the PA Insurance Department indicating that they did not know there was a surrender charge. The custodian of the funds reversed the transaction effective December 31, 2004 and charged back the amount to the Company. The Company and the custodian agreed to a payoff of $1,500 per month, starting on March 1, 2005 until the $15,761 total charge back is paid. This amount has been included in accounts payable and settlement expense in the accompanying financial statements.

## 10. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(1) which states that the provisions of this rule shall not be applicable to a broker or dealer engaged in a limited business of selling mutual funds and/or variable annuities only.

## 11. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be subject to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company maintains substantially all of its cash balance with a local financial institution. The Federal Deposit Insurance Corporation insures the cash balance to $100,000.

**MONEY MANAGEMENT ADVISORY, INC.**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL | $ 94,436 |
| DEDUCTIONS AND/OR CHARGES: | |
| Nonallowable assets: | |
| Other receivables | 14,277 |
| Prepaid expense | 8,450 |
| Property and equipment | 18,435 |
| Total nonallowable assets | 41,162 |
| NET CAPITAL | $ 53,274 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| TOTAL AGGREGATE INDEBTEDNESS LIABILITIES: | |
| Commissions payable | $ 18,915 |
| Accounts payable | 18,705 |
| Other liabilities | 1,633 |
| Note payable | 475 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 39,728 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---|
| REGULATORY MINIMUM | $ 5,000 |
| CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS | $ 2,650 |
| REQUIRED CAPITAL | $ 5,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ 48,274 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.746 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---|
| INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004: | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 46,905 |
| Net audit adjustments | 6,369 |
| NET CAPITAL, PER ABOVE | $ 53,274 |

See Notes to Financial Statements

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders of
Money Management Advisory, Inc.:

In planning and performing our audit of the financial statements and additional information of Money Management Advisory, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.